UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

BBVA informs that it has launched an offer of securities contingently convertible into ordinary shares of BBVA (the “Securities”) with the exclusion of the shareholders’ pre-emption right (the “Offer”).

The Offer is in no event directed towards retail investors, without prejudice to the additional sales restrictions set out in the terms and conditions of the Offer.

BBVA will communicate to the market the terms of the Offer once they are determined, where appropriate.

Madrid, 7 July 2020

Important information:

This announcement does not constitute or form part of an offer of securities for sale in the United States or any other jurisdiction. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted. Further restrictions apply in, among other jurisdictions, Spain, the United Kingdom, Italy, Belgium, Singapore, Hong Kong, Canada and Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 7, 2020	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director